SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

A Publicly Held Company – CVM Code No. 00482-0
CNPJ/MF N°. 42.150.391/0001-70
NIRE N°. 29.300.006.939

NOTICE TO SHAREHOLDERS

RIGHT TO WITHDRAW

Braskem S.A. (“Company”) informs that, pursuant to paragraph 1 of article 256 of Law 6.404/76, the ratification of the transaction involving the purchase of control of the petrochemical assets of the Ipiranga Group (“Petrochemical Assets”) and the relevant documents (“Transaction”), as per resolution by the Company’s Board of Directors taken on March 18, 2007, was submitted to the Annual and Extraordinary General Meetings of the Company held on March 26, 2008, the implementation of which has been widely disclosed and was concluded last February 27, 2008, at which time the respective Term of Delivery of the Petrochemical Assets was signed.

With respect to the right to withdraw set out in paragraph 2 of article 256 of Law 6.404/76, the Company clarifies that the holders of class “A” preferred shares will not have the right to withdraw, since such shares have liquidity and dilution, as defined in item II of article 137 of the Corporation Law. Thus, the holder of common shares or class “B” preferred shares of the Company shall observe the procedures below:

Right to Withdraw pertaining to the holders of common shares or class “B” preferred shares of the Company
The holders of common shares or class “B” preferred shares issued by the Company, which dissent from the resolution on ratification of the Transaction will have the right to withdraw from the Company’s capital stock, through reimbursement for the shares provenly held thereby on March 11, 2008.

An express manifestation shall be considered timely given when it is received within thirty (30) days counted from March 27, 2008, the date of publication of the minutes of the Annual and Extraordinary General Meetings of the Company that resolved on the ratification of the Transaction, up to and including April 25, 2008.

The shareholders whose shares are under custody of the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia - “CBLC”), if they so wish, shall exercise the right to withdraw through their custody agents.

The shareholders whose shares are under custody of Banco Itaú S.A., a custodian institution for the shares issued by the Company, shall exercise the right to withdraw by appearing at the places of service to the Shareholders located in the branches of such institution at the addresses below, upon completion of the form “Exercise of the Right to Withdraw”, available at the branches themselves, and to that effect, they shall hand over certified copies of the following documents: a) INDIVIDUALS: Individual Taxpayer’s Register (CPF) number, Identity Card (RG), updated proof of residence (at most 02 months) and bank slip for credit purposes; b) CORPORATION: National Register of Legal Entities (CNPJ) number, Bylaws/Articles of Association and respective amendments, as well as the documents of partners/legal representatives (election minutes, CPF, RG and proof of residence) and bank slip for credit purposes.

The shareholders that are represented by a proxy, shall deliver not only the documents mentioned above, but also the respective instrument of power of attorney, which shall contain special powers for the proxy to exercise on behalf thereof the right to withdraw and request reimbursement for the shares.

Such right shall be exercised for the share equity value, according to the balance sheet as of December 31, 2007, corresponding to thirteen reais and fifty centavos (R$ 13.50), per share.

Payment to the dissenting shareholders shall be made using the data recorded in the custodian institutions, in compliance with the legal timeframes.

São Paulo, March 27, 2008.

Carlos José Fadigas de Souza Filho
Vice President of Finance and Investor Relations

Places of Service to Shareholders of Banco Itaú Branches:

- Rua Boa Vista, 176, 1° subsolo, São Paulo-SP;
- Rua Sete de Setembro, 99, subsolo, Rio de Janeiro-RJ;
- Av. João Pinheiro, 195, subsolo, Belo Horizonte-MG;
- Rua Sete de Setembro, 746, térreo, Porto Alegre-RS;
- Rua João Negrão, 65, sobreloja, Curitiba-PR;
- Av. Estados Unidos, 50, 2° andar, Salvador-BA;
- SCS, Quadra 3, Edifício D’Ângela 30 – bloco A, sobreloja, Brasília-DF.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.